Exhibit (d)(8)

M/A-COM Technology Solutions Inc.

100 Chelmsford Street

Lowell, MA 01851

December 11, 2013

Preetinder Virk

28791 Calle Posada Road

San Juan Capistrano, CA 92675

Re: Offer of Employment with M/A-COM Technology Solutions Inc.

Dear Mr. Virk:

On behalf of M/A-COM Technology Solutions Inc., a Delaware corporation (the “Company”), I am pleased to invite you to join the Company as its SVP Strategy, reporting to John Croteau, President & Chief Executive Officer effective upon the closing of the acquisition (the “Acquisition”) of Mindspeed Technologies, Inc. (“Mindspeed”) by the Company, pursuant to the terms contained in this agreement below (the “Agreement”). This is an exempt position and you will be working out of our Newport Beach, CA office for Mindspeed, which will become a subsidiary of the Company upon the closing of the Acquisition. You and we agree that this offer is contingent upon the closing of the Acquisition and that the terms herein shall be null and void in the event that the Acquisition fails to close.

The terms of the Company’s offer of employment to you (“Employee”) are as follows:

(1) Employment Term. You agree to be employed by the Company, subject to the terms of this Agreement, on an “at will” basis, meaning you and the Company are each free to terminate your employment at any time, for any reason or for no reason. In the event that you resign your employment with the Company, you agree to give the Company at least two weeks’ notice of your resignation.

(2) No Conflicts. In this position, you will be expected to devote your full business time, attention and energies to the performance of your duties with the Company. The Company also requires that, before execution of this Agreement, you must disclose to the Company any and all agreements relating to your prior employment that may affect your eligibility to be employed by the Company or limit the manner in which you may be employed. It is the Company’s understanding that your do not have any other such agreements, that would prevent you from performing the duties of your position with the Company in any respect, and execution of this Agreement constitutes your representation that that is accurate.

(3) Compensation. The Company will pay you a salary at the rate of $12,115.38 per bi-weekly pay period, which approximates $315,000 annually if 52 weeks of employment is completed (your “Base Salary”), subject to normal withholding. The first and last payment by the Company to you will be adjusted, if necessary, to reflect a commencement or termination date other than the first or last working day of a pay period. You will also accrue paid time off pursuant to the Company’s standard policies, providing credit for your prior length of service beginning 3/13/2000. You will also be eligible to participate in a Company bonus plan based on Company bonus targets as determined by the Board of Directors from time to time, with a target bonus participation potential of 50% (and a maximum bonus participation potential of 100%) of your annual Base Salary and subject to the plan(s) eligibility requirements.

(4) Future Equity Awards. It is the current practice of the Company’s parent company’s Board of Directors to grant long-term compensation opportunities to certain employees in the form of annual equity. The current practice, as it relates to executives, is to grant annual equity values which are a percentage if each individual’s base salary plus target bonus, and for the position being offered herein that target equity percentage would be approximately 65%. Any future annual equity awards will be subject to ratable four-year vesting requirements and subject to the approval of the Compensation Committee of the parent Board of Directors, and the Board and or Committee may choose to change its current practice at any time.

(5) Benefits. During the term of your employment, you will be eligible, provided that you meet the eligibility requirements of the relevant plans and policies, for the Company’s standard employee benefits applicable to employees at your level, including the parent Employee Stock Purchase Plan, health, dental, vision, life, short and long-term disability insurance and 401(k) plan. The Company reserves the right and discretion to provide such benefits pursuant to the Company’s standard employee benefits or pursuant to the standard employee benefits provided by Mindspeed in its sole discretion. The Company also reserves the right to change the benefits it offers or the terms of such benefits from time to time.

(6) Termination of Employment

(a) Cause. The Company may terminate your employment for Cause or otherwise. “Cause” shall mean:

(i) Employee’s failure to perform reasonably assigned duties in his employment with the Company after written notice of such failure and reasonable opportunity to remedy such failure;

(ii) the determination by the Company that Employee has committed an act or acts constituting a felony;

(iii) the material breach by Employee of any provision of this Agreement or the ECIA (as defined below) after written notice of such breach and a reasonable opportunity to cure such breach, if curable; or

(iv) the determination by the Company that Employee has engaged in willful misconduct or gross negligence, including but not limited to fraud, dishonesty, or deceit in the performance of his duties as an employee of the Company, that has a material adverse effect on the Company’s reputation or business.

(7) Benefits Regarding Termination of Employment Other Than For Cause. If you resign from employment with the Company for any reason, or if the Company terminates your employment for Cause, as defined herein, you shall not be entitled to any additional compensation from the Company after the last day of your employment. Our at-will relationship notwithstanding, if, at a time when you are otherwise willing and able to continue performing services hereunder, the Company determines to terminate your employment with the Company for any reason other than for Cause, the Company hereby agrees to provide you with 90 days’ prior written notice thereof (the “Notice Period”) before effecting such termination of your employment, provided that: (A) you sign and deliver to the Company within 21 days after such notice and do not revoke within any applicable 7-day revocation period a general release of claims in the Company’s favor in a form and substance acceptable to the Company, (B) you continue to make yourself available during normal business hours for work throughout such Notice Period as and to the extent requested by the Company, and (C) during any period of your continued employment during the Notice Period, you and the Company both agree that the Company is free to demote you, remove or alter your duties, authority and responsibilities as it sees fit, and make other non-monetary changes to your employment terms it elects to without being deemed to have constructively terminated you or in any way to have breached this agreement, and (D) that the Company may summarily terminate your employment for Cause where applicable without thereby triggering any severance benefits in your favor or being deemed to have breached this Agreement. If the Company terminates your employment for any reason other than for Cause, and if you sign, deliver to the Company and do not revoke a general release of claims agreement in a form that is acceptable to the Company (which release becomes effective (i.e. you execute the release and any revocation period specified therein expires without your revoking the release) within thirty (30) days of your termination date, then the Company will provide you severance payments in the form of continued salary payments at the rate of $12,115.38 per bi-weekly pay period, for a period of six (6) months following your termination date (the “Severance Payment”), such that the aggregate amount of Severance Payments potentially payable hereunder is $157,500, subject to normal withholding. The first installment of the Severance Payment shall be paid on the first payroll date immediately following the date on which the post-termination release referred to above becomes effective and will include all amounts that would have been paid prior to such date, but for the requirement to execute such release. During the period of continued salary payments pursuant to the Severance Payment, the Company will, at its option, either (A) continue to provide you health benefits on the same basis as you were receiving at the time of employment termination or (B) reimburse you for your out of pocket cost incurred to procure comparable coverage pursuant to your timely election for COBRA continuation coverage. You agree that the Severance Payment as described on the terms above is the only severance benefit payable to you by the Company pursuant to this agreement or otherwise.

(8) Immigration Laws. This offer of employment is contingent on your providing proper documentation of your identity and authorization to work in the United States under applicable immigration laws, as required by Form I-9 of the US Department of Homeland Security.

(9) Employee Confidentiality and Invention Assignment Agreement. As a condition of this offer of employment, you will be required to promptly complete, sign and return the Company’s standard form of employee confidentiality and invention assignment agreement (the “ECIA”). This offer is also contingent on your completing the company’s standard Employment Application

(10) Other Agreements. This offer letter and the ECIA, when signed by you, sets forth the terms of your employment with the Company and supersede any and all prior representations and agreements relating to your employment made to or with you by the Company, any of its predecessors or affiliates, or any of their respective employees, agents, whether written or oral, including, but not limited to the employment agreement between you and Mindspeed Technologies, Inc. dated February 12, 2013. Notwithstanding the foregoing, this Agreement does not supersede or affect in any way the Non-Competition and Non-Solicitation Agreement by and among you, Mindspeed and the Company’s parent dated on or about the date hereof (“Non-Competition Agreement”), which shall remain in full force and effect.

(11) General. As a Company employee, you will also be expected to abide by Company rules and regulations, whether set forth in a Company-approved employee handbook or otherwise, that may be modified from time to time. In the event of a conflict between the terms and provisions of this offer letter and the ECIA, the terms and provisions of the ECIA will control. Any amendment of this offer letter or any waiver of a right under this offer letter must be set forth in a writing signed by you and an authorized officer of the Company to be effective. The law of the state in which you are employed will govern this offer letter. In the event of any dispute or claim relating to or arising out of our employment relationship, you and the Company agree that we are both waiving any and all rights to a jury trial in connection with such dispute or claim. This offer is contingent on satisfactory completion of reference checks and company’s employment background checks.

(12) Section 409A. This offer letter and the payments and other benefits provided hereunder are intended to be exempt from the requirements of Section 409A of the Internal Revenue Code of 1986, as amended, and the Treasury Regulations and guidance issued thereunder (“Section 409A”) to the maximum extent possible, whether pursuant to the short-term deferral exception described in Treasury Regulation Section 1.409A-1(b)(4), the involuntary separation pay plan exception described in Treasury Regulation Section 1.409A-1(b)(9)(iii), or otherwise. Notwithstanding any other provision of this Agreement to the contrary, this Agreement shall be interpreted, operated and administered in a manner consistent with such intention; provided, however that in no event shall the Company or its agents, parents, subsidiaries, affiliates or successors in interest be liable for any additional tax, interest or penalty that may be imposed on you pursuant to Section 409A or for any damages incurred by you as a result of this offer letter (or the payments or benefits hereunder) failing to comply with, or be exempt from, Section 409A. Each payment made under this offer letter shall be treated as a separate payment and the right to a series of installment payments under this offer letter shall be treated as a right to a series of separate and distinct payments.

We look forward to you joining the Company. If the foregoing terms are agreeable, please indicate your acceptance by signing this offer letter in the space provided below and returning it to me, along with your completed and signed ECIA.

Sincerely,

M/A-COM Technology Solutions Inc.

By:	/s/ William Van Anglen
William Van Anglen
Vice President of Human Resources

AGREED TO AND ACCEPTED:

“Employee”

/s/ Preetinder Virk
Preetinder Virk

Enclosures:
ECIA